SECURITIES AND EXCHANGE COMMISSION
	                             Washington, D.C. 20549
                        	______________________________

                               	AMENDMENT NO. 4
                              	(FINAL AMENDMENT)

                                      	TO

                                	SCHEDULE 13E-3
	                     RULE 13E-3 TRANSACTION STATEMENT
	(Pursuant to Section 13(e) of the Securities Exchange Act of 1934 and
                           Rule 13e-3 thereunder)
                        	______________________________

                        	BIOTECHNICA INTERNATIONAL, INC.
	                            (Name of Issuer)

                        	LIMAGRAIN GENETICS CORP.
	         LG SEEDS, INC. (as the successor to BTI Merger Corp.)
                   	(Name of Persons Filing Statement)
                       	______________________________

                  	COMMON STOCK, PAR VALUE $.01 PER SHARE
	                      (Title of Class of Securities)
	                      ______________________________

                               	090915109
	                (CUSIP Number of Class of Securities)
                    	______________________________

                             	Bruno Carette
	                     4001 North War Memorial Drive
                        	Peoria, Illinois 61614
                           	(309) 681-0300

                           	with copies to:

                       	Kevin R. Sweeney, Esq.
                     	Shook, Hardy & Bacon L.L.P.
	                       One Kansas City Place
	                         1200 Main Street
                  Kansas City, Missouri 64105-2118

	(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Persons Filing Statement)



This statement is filed in connection with (check the appropriate box):

a.	[ ]	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c)
under the Securities Exchange Act of 1934.
b.	[ ]	The filing of a registration statement under the Securities Act of
1933.
c.	[ ]	A tender offer.
d.	[x]	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

	Calculation of Filing Fee

-----------------------------------------------------------------------------
Transaction valuation*				Amount of filing fee**
$238,920 					$48
-----------------------------------------------------------------------------


*	Calculated, for purposes of determining the filing fee only, and in accordance with Rule 0-11(b)(2) under the Securities Exchange Act of 1934, as amended, by multiplying 4,778,399 (the number of shares of Common Stock held by stockholders other than Limagrain Genetics
Corp., BTI Merger Corp. or the issuer) by $.05, the price to be paid per share.

**	Calculated as 1/50 of 1% of the transaction value (minimum filing fee).
 Paid with initial filing.

[ ]	Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2)
and identify the filing with which the offsetting fee was previously paid.
 Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable
Form or Registration No.:	Not applicable
Filing Party:		Not applicable
Date Filed:		Not applicable

This Amendment No. 4 amends and supplements the Rule 13E-3
Transaction Statement filed jointly on September 28, 1998 by Limagrain Genetics Corp., a Delaware corporation ("LG Corp."), and its wholly-owned subsidiary BTI Merger Corp., a Delaware corporation ("Mergerco"), as amended by Amendments
No. 1, 2 and 3 (the "Transaction Statement"). The purpose of this Amendment No. 4 is to file a final amendment to the Transaction Statement to report the results of the Rule 13e-3 transaction pursuant to Rule 13e-3(d)(3).
Capitalized terms not otherwise defined herein shall have the meanings set forth in the Transaction Statement.

Item 16:	Additional Information

On January 8, 1999, Mergerco, the 95% parent of the Company, filed a Certificate of Ownership and Merger with the Secretary of State of the State of Delaware, pursuant to which the Company was merged with and into Mergerco with Mergerco as the surviving corporation (the "Consummated Merger"). The Consummated Merger became effective as of the date of filing, at which time (i) each of the outstanding shares of Common Stock of the Company (other than shares held by Mergerco, the Company and holders who properly exercise dissenters' rights under the DGCL) were automatically converted into the right to receive $.05 in cash, without interest, upon surrender of the certificate for such share to the Paying Agent, (ii) each of the outstanding shares of Common Stock of the Company held by the Company was canceled and
(iii) the separate corporate existence of the Company ceased.

Also on January 8, 1999, Mergerco, the sole shareholder of LG Seeds, filed a Certificate of Ownership and Merger with the Secretary of State of the State of Delaware, pursuant to which Mergerco was merged with and into LG Seeds with LG Seeds as the surviving corporation. This merger became effective as of the date of filing, at which time the separate corporate existence of Mergerco ceased.

As a result of the Consummated Merger, the Common Stock of the Company became eligible for termination of registration pursuant to
Section 12(g)(4) and 12(h)(3) of the Exchange Act. As soon as practicable after the filing of this Amendment No. 4, LG Seeds, as the successor to the Company and Mergerco, intends to file a Certification and Notice of Termination of Registration on Form 15 with the Securities and Exchange Commission.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 15, 1999

LIMAGRAIN GENETICS CORP.

By:      /s/ Bruno Carette
Name:    Bruno Carette
Title:   Chief Executive Officer and President





Dated:  January 15, 1999

LG SEEDS, INC.

By:     /s/ Bruno Carette
Name:   Bruno Carette
Title:  Chief Executive Officer